Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc.
Name of persons relying on exemption: As You Sow™
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Berkshire Hathaway Inc. (BRK)
Vote Yes: Item #2 – Paris Aligned Emissions Reductions

Annual Meeting: May 4, 2024

CONTACT: Danielle Fugere | dfugere@asyousow.org

SUMMARY

It has been five years since the Intergovernmental Panel on Climate Change warned of the necessity of keeping global temperature rise below the Paris Agreement’s goal of 1.5 degrees Celsius to avoid irreversible climatic change and its tremendous financial impact, environmental degradation, and loss of human life.1 To underscore this goal, 2023 was the hottest year on record and global weather-related catastrophes have followed. Swiss Re reported that 2023 saw insured natural catastrophe losses reach $108 billion, continuing the 5% to 7% annual growth trend in global insured natural catastrophe losses since 1994. Swiss Re predicts a doubling of insured losses within the next ten years due to climate change impacts.2

The insurance industry faces climate-related liabilities on two fronts: investment risk on the asset side of the balance sheet, and underwriting risk, particularly in the property and casualty lines, on the liability side.3 The insurance industry is also facing growing regulatory risk.4

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1 https://www.ipcc.ch/sr15/

2 https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

3 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

4 https://sfstandard.com/2023/09/21/california-insurance-crisis-newsom-orders-prompt-regulatory-action-after-insurers-retreat/

2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

Despite these growing risks, insurers have over half a trillion invested in the fossil fuel sector, with 16 carriers, including Berkshire, making up over half of that number.5 The emissions facilitated by underwriting and investing in high-carbon companies and activities add to the global inventory of emissions and thus to global climate impacts. Berkshire Hathaway is a leading insurer and investor in fossil fuels and is responsible for a significant swath of Scope 3 financed and insured emissions that it has not disclosed, nor set targets to reduce.

Pressure is mounting for the insurance sector to use its vast leverage in the real economy to adopt climate transition plans, including net zero emissions goals, along with greenhouse gas emissions disclosure to demonstrate alignment with the global 1.5°C Paris goal. Toward this end, investors have voted for two years in a row on a Proposal asking Berkshire to report if and how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities in alignment with the Paris Agreement's 1.5oC goal. That Proposal earned 46.7% of independent shareholder votes in 2022 (a 26.5% overall vote)6 and 43.8% of independent shareholder votes in 2023 (a 22.8% overall vote). 7

Despite these votes, Berkshire has not acted in any meaningful way to address investor concern about Berkshire’s climate strategy, including in particular its underwriting and investment decisions. Berkshire currently lacks a clear plan to measure and disclose the GHG emissions associated with its underwriting and investment activities and to align the full scope of its business activities with the Paris Agreement’s 1.5oC goal by setting a net zero by 2050 GHG reduction target and interim targets to achieve it.

Without measuring and disclosing its Scope 3 emissions, investors cannot fully understand the climate exposure their company faces, especially in relation to other companies. Additionally, the lack of a plan from Berkshire for reducing such emissions indicates to investors that Berkshire may not be fully acknowledging the risks associated with climate change and its own contribution to that risk.

We urge a “Yes” vote on this Proposal.

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Berkshire issue a report, at reasonable cost and omitting proprietary information, disclosing how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities in alignment with the Paris Agreement’s 1.5°C goal.

SUPPORTING STATEMENT: Shareholders recommend at board discretion, that Berkshire’s report include a timeline for when it will begin measuring and disclosing emissions and when it will set and publish a Paris-aligned 2050 emissions reduction goal, with interim targets.

RATIONALE FOR A YES VOTE

1)	Berkshire Hathaway’s underwriting and investments in carbon-intensive activities increases risk to the Comany, the global climate, and investor portfolios.

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5 https://www.insurancebusinessmag.com/us/news/environmental/insurers-still-have-over-half-a-trillion-invested-in-fossil-fuels-458310.aspx

6 https://www.asyousow.org/press-releases/2022/5/5/berkshire-hathaways-independent-shareholders-support-resolution-climate-change

7 https://www.asyousow.org/press-releases/2023/5/19/shareholders-support-climate-resolutions-chubb-berkshire

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

2)	Berkshire Hathaway does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5°C goal.

3)	Berkshire Hathaway compares poorly to peers in addressing the climate impact of its insurance and investment activities.

DISCUSSION

1.	Berkshire Hathaway’s underwriting and investments in carbon-intensive activities increases risk to the Comany, the global climate, and investor portfolios.

Berkshire Hathaway’s insurance operations make up over 26% of its business, constituting its largest value segment.8 Berkshire’s insurance business faces risk from the escalating effects of climate change. The average global insured losses from natural catastrophes is increasing: over the last five years, losses averaged $101 billion, up from an average of $70 billion over the five years prior.9 Swiss Re predicts a doubling of natural catastrophe insured losses over the next ten years.10 The increased risk from escalating extreme weather and its consequences have led some insurers to pull out of risky regions, highlighting the increasing nature of climate risk to the insurance industry. This past year, AmGUARD (part of Berkshire Hathaway) withdrew from California’s home insurance market following years of escalating climate disasters.11

Despite the fact that Berkshire boasts of an underwriting profit for 18 of the last 20 years, it is significant that the two years with losses occurred more recently, in 2017 and 2022, underscoring global trends in increasing insured losses. Furthermore, the 2017 loss was massive, at $3.2 billion, mostly due to Hurricanes Harvey, Irma, and Maria.12 Berkshire saw improved earnings in 2023 compared to a loss of $30 million in 2022, due to fewer major catastrophe events that year, not because Berkshire has changed any of its policies related to climate.13

This lack of responsiveness is concerning. Berkshire notes that risk from catastrophic losses is increasing, as is its regulatory risk. It states in its 2023 10K, “[s]imilarly, extreme weather events may produce losses affecting our insurance operations as their primary business is to monitor, assess and price risk, including climate-related risk . . .”14 It also acknowledges regulatory risk:

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8 https://www.spglobal.com/esg/insights/completing-data-gaps-in-environmental-performance-disclosure, https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.K-113

9 https://www.insurancejournal.com/magazines/mag-features/2023/10/02/741776.htm

10 https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

11 https://global.insure-our-future.com/wp-content/uploads/sites/2/2023/11/IOF-2023-Scorecard.pdf p.33

12 https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.18; https://www.morningstar.com/stocks/catastrophe-losses-weigh-berkshires-2017-results

13 https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.K-35

14 https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.K-27

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

Additional GHG policies, including legislation, may emerge that accelerate the transition to a lower-GHG emitting economy and could, in turn, increase costs for our businesses to comply with those policies, . . . The failure to comply with new or existing regulations or reinterpretation of existing regulations relating to climate change could have a significant adverse effect on our financial results.15

Yet, despite acknowledging climate risk, particularly regulatory risk, Berkshire provides no plan for climate-related action, including the measurement or disclosure of its insured or financed GHG emissions or an intent to adopt GHG reduction goals. This is despite the fact that Berkshire is not only experiencing the consequences of increasing climate risk, but is actively amplifying this risk by its continued support of the fossil fuel industry through its investments and underwriting decisions.

Insuramore estimates the gross direct premiums from insuring the fossil fuel industry to be at $21.25 billion in 2022, which increased 6% since 2021. Berkshire provides some of the largest coverage to the oil and gas industry, surpassing peers like Chubb and Liberty Mutual.16 Berkshire subsidiary National Fire & Marine is also providing coverage to the Cameron liquefied natural gas terminal in Lake Charles, Louisiana, whose proposed expansion is paused due to the 2024 decision by the U.S. Department of Energy to halt LNG expansion until an assessment can be made of community and climate impacts from such projects.17

In 2019, a report on the insurance industry’s investments reported that Berkshire had invested $20.9 billion in fossil fuel-related assets, with the vast majority in the oil and gas sector.18 In fact, Berkshire owned approximately 12% of all oil and gas assets held by assessed insurance companies in 2019 and held the second largest stake in coal assets at 7.84%.19 Berkshire also owns very large stakes in Chevron and Occidental Petroleum Corporation, at 6.8% and 28.2%, respectively.20 Berkshire was the only P&C insurer assessed by Ceres that did not have any investments in green bonds.21 Further, Berkshire was the only North American company that did not achieve any of the Climate Action 100+ Net Zero Company Benchmark assessment criteria in 2021, even for its industrials sector. In 2023, it met only one criterion for its industrial sector -- disclosing the revenue OR production it generates from climate solutions.22 Berkshire’s failure to meaningfully address climate change across all parts of its business increases shareholder concern.

There is a growing understanding from the financial sector that insurers must play a significant role in the transition to net zero emissions. Consequently, insurers are starting to think consistently about their approach to net zero on both the asset and liability sides. McKinsey states that:

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15 https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.K-27

16 https://global.insure-our-future.com/briefing-insuring-oil-and-gas/ p.6

17 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf p.6

18 https://www.ceres.org/sites/default/files/reports/2023-08/Changing%20Climate%20for%20the%20Insurance%20Sector_%20Research%20and%20Insights.pdf p.20,23

19 https://www.ceres.org/sites/default/files/reports/2023-08/Changing%20Climate%20for%20the%20Insurance%20Sector_%20Research%20and%20Insights.pdf p.26

20 https://money.usnews.com/investing/stock-market-news/articles/the-complete-berkshire-hathaway-portfolio

21 https://www.ceres.org/sites/default/files/reports/2023-08/Changing%20Climate%20for%20the%20Insurance%20Sector_%20Research%20and%20Insights.pdf p.20

22 https://www.climateaction100.org/company/berkshire-hathaway/

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

Leading P&C insurers are . .. . integrating a portfolio emissions perspective to gradually shift their portfolios to low-emissions sectors and green technologies. In the long run, establishing a net-zero underwriting strategy today will contribute to combating global warming and will therefore mitigate the severity of physical or natural-catastrophe (NatCat) impacts and strengthen the resilience of underwriting books.23

As discussed below in Section 3, Berkshire is falling behind its peers in acting on climate and reducing its climate-related risk.

2.	Berkshire Hathaway does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5°C goal.

Berkshire has no high-level sustainability plan and instead directs interested investors to each of its subsidiaries for any climate-related discussions.24 This makes the process of finding climate-related disclosures difficult for Berkshire’s stakeholders. Further, Berkshire does not disclose its enterprise-wide GHG emissions for any scope of emissions, including insuring and underwriting, nor has it set any GHG emission reduction targets. It has published no TCFD report and makes no CDP disclosures.

Although Berkshire’s 10K notes risk to its business from climate change, the Company does not disclose a strategy to address climate risk in its underwriting or investment decisions in public sustainability reporting, as other insurers do. Shareholders continue to be concerned over the lack of transparency and initiative Berkshire has shown with regard to disclosing and reducing the full range of its GHG emissions, including the Scope 3 emissions related to its underwriting and investment activities.

CDP states that, in general, the largest source of re/insurers’ emissions come from their investment and insurance underwriting portfolios, and not their company’s own limited Scope 1,2, or 3 emissions such as office buildings or business travel.25 According to a McKinsey analysis, for a typical P&C insurer, the insurance underwriting portfolio accounts for roughly 50% of total enabled emissions. The investment portfolio accounts for the other half of total emissions, while Scope 1, 2 and 3 emissions from insurers’ business operations are marginal in comparison.26 In a sample of annual sustainability reports of European insurance companies (Allianz, Axa, Swiss Re, Zurich), more than two thirds of all emissions reported under the GHG protocol were in Scope 3 emissions.27 This highlights the importance of Berkshire specifically measuring its insurance and investment related emissions.

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23 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

24 https://www.berkshirehathaway.com/sustainability/sustainability.html

25 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.10

26 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake

27 https://www.mdpi.com/1911-8074/15/5/221

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

Furthermore, it is becoming the norm for companies to disclose their climate impact via emissions measurement and disclosure. The Institutional Investor Group on Climate Change (IIGCC) released a report on investor approaches to Scope 3 emissions, which established that Scope 3 emissions are an essential part of understanding an individual insurance company’s impact on climate change.28 McKinsey advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and develop a plan to shift significant portions of their portfolios to help facilitate a sustainable, decarbonized economy.29 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives,30 thereby minimizing transition risk and positioning them to take advantage of transition opportunities.

To highlight this regulatory risk, in June 2023, the U.S. Senate Budget Committee launched an investigation into major insurers’ support of new fossil fuel projects. Berkshire was included in this investigation. The Committee requested information on the methodologies used by insurance companies to evaluate the future climate impact of their investment and underwriting decisions.31 The investigation was aimed at obtaining critical information about how insurance companies assess climate risk when making underwriting and investment decisions. This is seen as especially relevant as some insurers, such as Berkshire, have started to withdraw from insuring certain consumer markets due to perceived catastrophic climate risks while continuing to underwrite and invest in fossil fuel industries.32

The United Nations Environment Program Finance Initiative (UNEP FI) states that financial institutions must set a benchmark of emissions for credible net zero commitments, including Scope 3 emissions, and underscores that “addressing emissions associated with the financial institutions underlying portfolio exposures (companies, projects, etc.) is the top priority.”33

Berkshire has not given investors sufficient information on the magnitude and extent of its insured, invested, and underwriting emissions. Standards and methodologies exist to quantify and report such emissions. In 2022, the Partnership for Carbon Accounting Financials (PCAF) launched its Global GHG Accounting and Reporting Standard for Insurance Associated Emissions.34 PCAF also has methodologies pertaining to emissions associated with investments.35 Additionally, the Science-Based Targets Initiative, has released a scoping document on the methodologies currently available for the insurance sector to measure and reduce its insurance related emissions.36 Despite access to such methodologies, Berkshire has not measured or disclosed emissions associated with its underwriting or investment activities. This leaves investors with insufficient knowledge of the climate intensity of the Company’s underwriting and investment portfolios and its associated risk.

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28 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.21

29 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

30 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

31 https://www.reinsurancene.ws/senate-budget-committee-launches-investigation-into-insurance-companies-climate-risk-evaluation-fossil-fuel-support/

32 https://www.reinsurancene.ws/senate-budget-committee-launches-investigation-into-insurance-companies-climate-risk-evaluation-fossil-fuel-support/

33 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p.7

34 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

35 https://carbonaccountingfinancials.com/

36 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.18-21

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

3.	Berkshire Hathaway compares poorly to peers in addressing the climate impact of its insurance and investment activities.

The 2023 Insure Our Future insurer scorecard reports that Berkshire Hathaway continues to be a laggard compared to other global insurers on climate-related underwriting and investing. It earned scores of 0 in each of three categories and was in the group of lowest-scoring companies for underwriting of coal and oil & gas projects and high carbon investments.37

The number of insurers with coal restrictions nearly doubled over three years – to 45 companies -- showcasing the growing trend of insurers moving away from high carbon companies, including the coal industry. Berkshire was called out specifically as one of the few companies still prepared to insure new coal projects.38 Investors are concerned about the risk taken on by Berkshire if it remains a coal insurer of last resort.

It is also becoming more common for insurers to set restrictions on tar sands and Arctic oil coverage, with 26 insurers publishing policies, up from 21 last year.39 Currently, 18 insurers have set restrictions on conventional oil and gas, an increase from only 2 in 2021.40 Berkshire does not have any policies restricting insurance for high emitting sectors. Overall, Berkshire’s ranking compared to the 30 global insurers on their climate related fossil fuel policies has dropped year over year, moving from spot 22 out of 30 in 2020, to 23rd in 2021, 26th in 2022, to 28th in 2023, showing peers are quickly outpacing Berkshire on climate planning.41 (emphasis added)

Companies in the U.S. insurance industry are also moving ahead of Berkshire and embracing net zero emissions commitments. American International Group (AIG) committed to achieving net zero greenhouse gas emissions across its global underwriting and investments portfolios by 2050, or sooner.42 This includes a commitment to using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sands, and Arctic investment and underwriting activities. Other American insurers setting net zero commitments include MassMutual and The Hartford.43

With regard to invested emissions, 20 insurers have committed to measure and disclose the GHG emissions associated with their investments via the PCAF methodology. These members include Berkshire peers such as Aviva plc, Swiss Re, and MassMutual.44 Six of these insurers have already disclosed baselines for their Scope 3 financed emissions. Others not on this list, like Travelers, AIG, and Munich Re, have also begun to disclose their investment related emissions.45

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37 https://global.insure-our-future.com/wp-content/uploads/2023/11/IOF-2023-Scorecard.pdf p.17

38 https://global.insure-our-future.com/wp-content/uploads/2023/11/IOF-2023-Scorecard.pdf p.30

39 https://global.insure-our-future.com/wp-content/uploads/2023/11/IOF-2023-Scorecard.pdf p.31

40 https://global.insure-our-future.com/wp-content/uploads/sites/2/2023/11/IOF-2023-Scorecard.pdf p.8; https://global.insure-our-future.com/2021-scorecard/ p.23

41 https://insure-our-future.com/company/berkshire-hathaway/

42 https://aig.gcs-web.com/node/53226/pdf

43 https://www.massmutual.com/about-us/news-and-press-releases/press-releases/2021/04/massmutual-announces-new-net-zero-commitments-that-address-climate-change; https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/

44 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

45 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf p.34; https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2022.pdf p.32; https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf p. 37

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

As for insurance related emissions, a number of insurers have begun to measure this segment as well, many of them following the PCAF methodology. This includes Swiss Re,46 a.s.r.,47 Achmea,48 NN Group,49 and Fidelis MGU.50 Allianz,51 Aviva,52 and Generali53 have committed to baselining insurance associated emissions so as to align insured emissions with Net Zero by 2050.

Lloyd’s marketplace for insurance and reinsurance is developing processes with Moody’s Analytics to aid in the quantification of GHG emissions across underwriting and investment portfolios, following the PCAF methodology. This is in response to the U.K.’s Streamlined Energy and Carbon Reporting framework, which will require many insurers to report their GHG emissions.54 Berkshire states it has insurance operations in the U.K.55

Berkshire is quickly falling behind peer insurers, leaving it exposed to transition and physical risks from overexposure to the fossil fuel sector. To reduce such risks, Berkshire must begin to transparently account for the emissions exposure of its insurance, underwriting, and investment portfolios; disclose such information; and develop a plan with targets to begin reducing such emissions.

Engagement History

As noted above, the same shareholder proposal filed over the last two years received, on average, support from 45.25% of Berkshire’s independent shareholders, reflecting significant interest among Berkshire’s shareholders for more specific disclosures and action on climate-related risk and the Company’s contributions to climate change. 56 Despite strong support at both the 2022 and 2023 Annual General Meetings, Berkshire has not adopted any new policies to measure, disclose, and begin reducing greenhouse gas emissions from its insurance and investment activities.

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46 https://www.swissre.com/dam/jcr:52d75760-2c43-4d96-be2f-0514382ac51a/2023-sustainability-report-en.pdf p.111

47 https://www.asrnl.com/-/media/files/asrnederland-nl/duurzaam-ondernemen/ratings-en-benchmarks/2022-climate-report-asr.pdf p.29

48 https://www.achmea.nl/-/media/achmea/documenten/duurzaamheid/achmeanl_documenten_en/achmea-climate-transition-plan-december-2023.pdf p.62

49 “Climate Action Plan 2023 Update” https://www.nn-group.com/sustainability/taking-climate-action.htm p.39

50 https://www.fidelismgu.com/content/dam/fidelis/mgu/sustainability/esg-presentation-2023/2023%2010%20Fidelis%20ESG%20Presentation%20MGU%202023.pdf.downloadasset.pdf p.8

51 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2022-web.pdf p.92

52 “Aviva’s 2023 Climate related financial disclosure” https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.24

53 “Climate-related Financial Disclosure 2022” https://www.generali.com/sustainability/our-commitment-to-the-environment-and-climate p.15

54 https://www.lloyds.com/about-lloyds/media-centre/press-releases/lloyds-and-moodys-to-develop-an-emissions-accounting-solution-through-the-lloyds-lab

55 https://www.berkshirehathaway.com/2023ar/2023ar.pdf p.K-3

56 https://www.asyousow.org/press-releases/2022/5/5/berkshire-hathaways-independent-shareholders-support-resolution-climate-change Error! Hyperlink reference not valid.

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

Furthermore, Berkshire declined to engage with As You Sow on behalf of shareholders this year. This is disheartening to investors, who would like to see at least marginal interest from their companies in response to concerns raised. By declining to participate in investor discussions, Berkshire cannot obtain new information about investor concerns related to current climate and insurance risk trends, nor can shareholders gain insight from the Company. With no engagement this year, investors are newly concerned that Berkshire is shutting out the shareholder voice and becoming increasingly unresponsive to expected climate-related disclosures.

RESPONSE TO BERKSHIRE HATHAWAY’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board states that it does not believe it is necessary for the Company to issue a report measuring, disclosing, and reducing GHG emissions associated with its underwriting and investment activities. It states that the insurance risks associated with climate change are already assessed within the enterprise’s risk management framework, which includes climate-specific risk management procedures. These general risk management actions, however, do not adequately address the Proposal as none of these risk management procedures discuss if or how greenhouse gas emissions are taken into account when making financial decisions; whether the Company is proactively addressing climate risks; whether and how it is positioning itself to address growing regulatory and financial risk; and whether it will take action to reduce its contribution to climate change from its underwriting and investment decisions. It further does not provide consistent and comparable information that investors can use to assess the risks in their investment, disclosures that are quickly becoming standard in the market and among Berkshire’s peers and competitors.

The Board’s response does not adequately address the transparency and accountability concerns of the Proposal. A study in Nature emphasizes that if companies’ emissions “are not evaluated against a common, and as early as practicable, base year, it is not possible to compare their actions-to-date against climate goals and it becomes virtually impossible to ensure actions are on target with the Paris goals.”57 Only when a company measures and discloses GHG emissions year-over-year can investors have confidence that sufficient climate action is being taken to reduce risk along the timeline laid out by climate scientists. Further, Berkshire’s failure to disclose its insured and invested emissions and any emission reduction goals makes it difficult to compaare Berkshire’s risks and opportunities in relation to other insurance companies.

In order for investors to make fully informed investment decisions, they must know the level of emissions associated with their company’s activities, thus giving a clearer picture on how Berkshire can transition to Net Zero by 2050, reduce growing catastrophe-related risks, as well as understand what level of risk the Company is creating at the global climate scale via its enabled emissions. This information also helps to standardize levels of climate exposure and action among peers. Berkshire does not disclose its financed or insured emissions nor has it developed and disclosed targets to reduce these emissions in alignment with the Paris goal. Relying on the Company’s standard risk analysis, as the Company suggests, is insufficient assurance that it is addressing climate risks and opportunities. Thus, Berkshire has not properly responded to the Proposal’s request, nor to the concerns of the large proportion of independent shareholders that have supported this Proposal in the past.

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57 https://www.nature.com/articles/s41467-022-31143-4

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2024 Proxy Memo Berkshire Hathaway | Paris Aligned Emissions Reductions

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Berkshire Hathaway’s underwriting and investing activities are emissions-intensive, the company has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris goal, and it is currently lagging peers on climate action and disclosure. Berkshire does not give shareholders full transparency on its emissions and lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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